EXHIBIT 99.1

Volvo Trucks Launches New Model of American Flagship

GOTEBORG, Sweden, Aug. 25, 2005 (PRIMEZONE) -- Volvo Trucks is today unveiling a new version of the Volvo VT, the company's flagship for the North American market. The Volvo VT 800 has a new cab without sleeping accommodation, and it is aimed at haulage firms in heavy regional transport operations where added horsepower is a must.

The Volvo VT 880 was presented to the media at the start of the year and is powered by a new 16-litre Volvo engine that is assembled in the U.S.A. The model is marketed on the American and Canadian long-haul markets. It is aimed at single-truck owners in the premium class, where image and performance are particularly important.

With the new 16-litre engine that offers up to 625 horsepower, the company took a giant step into this top-of-the-market prestige segment. The launch of a day cab widens the product range still further. Volvo's 16-litre engine is fitted as standard in the VT 800, but the customer can alternatively specify a Cummins ISX engine.

The typical Volvo VT 800 customer is a single-vehicle operator engaged in heavy transport duties, with no need for overnight accommodation in the truck -- a successful independent haulage operator who is keen to show his or her success.

"The new Volvo VT 800 is yet more proof of our strong commitment to North America, which we are now further reinforcing with respect to driver productivity, safety and design," says Peter Karlsten, President of Volvo Trucks North America Inc.

August 25, 2005

For further information, please contact Claes Claeson, +46 31 66 39 08 or +46 708 36 39 08

Volvo Trucks sells trucks and transport solutions, specialized in heavy trucks with total weights above 16 tons. The company's products are marketed in more than 130 countries. Volvo Trucks is part of the Volvo Group, one of the world's leading manufacturers of trucks, buses and construction equipment, drive systems for marine and industrial applications, aerospace components and services. The Group also provides complete solutions for financing and service.

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